

SECURI

11020968

SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL RECEIVED PROCESSING
MAR 0 1 2011
WASH. D.C. 271

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8-009528

REPORT FOR THE PERIOD BEGINNING_____01/01/10_____ AND ENDING_____12/31/10_____
                                          MM/DD/YY   MM/DD/YY

_____**A. REGISTRANT IDENTIFICATION**_____

NAME OF BROKER-DEALER: **MUTUAL FUNDS INVESTMENT COMPANY, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____16176 POINT BEVERLY COURT____
                                     (No. and Street)

____MONTPELIER_____VA_____23192_____
          (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____STANLEY A. SHERIDAN_____(202) 293-1900_____
                                                              (Area Code-Telephone No.)

_____**B. ACCOUNTANT IDENTIFICATION**_____

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____WILLIAM BATDORF & COMPANY, P.C._____
                        (Name- *if individual, state last, first, middle name*)

____1750 K STREET, NW, SUITE 375,_____WASHINGTON,_____DC_____20006_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (3-91)   *Potential persons who are to respond to the collection of information contained in this form are not*
                        required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___STANLEY A. SHERIDAN_____, swear (or affirm)
that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm
of _____MUTUAL FUNDS INVESTMENT COMPANY, INC._____, as of December 31, 2010, are true and correct. I
further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest
in any account classified solely as that of customer, except as follows:

_____

_____

_____

_____
Signature

Vice-President_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent auditor's report on internal accounting control.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MUTUAL FUNDS INVESTMENT COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

MUTUAL FUNDS INVESTMENT COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2010

CONTENTS

PAGE

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mutual Funds Investment Company, Inc.
Washington, DC

We have audited the accompanying statement of financial condition of Mutual Funds Investment Company, Inc. (the Company)at December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mutual Funds Investment Company, Inc. at December 31, 2010, in conformity with auditing standards generally accepted in the United States of America.

William Batdorf & Company, P.C.

Washington, DC
February 23, 2011

MUTUAL FUNDS INVESTMENT COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and Cash Equivalents	$	107,268
Equity Mutual Funds at Market Value (Cost $106, 712)		136,004
Prepaid Expenses		2,035
Income Taxes Receivable – Current		617
Fixed Assets – Net		1,590
Total Assets	$	247,514

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable	$	240
Income Taxes Payable - Deferred		6,152
Total Liabilities		6,392

STOCKHOLDERS' EQUITY

Common Stock ($1 Par – 1000 Shares Issued, 750 Shares Outstanding)	1,000
Additional Paid-In Capital	25,334
Retained Earnings	350,128
Less: Treasury Stock (250 shares, at Cost)	(135,340)
Total Stockholders' Equity	241,122
Total Liabilities and Stockholders' Equity	$ 247,514

See accompanying Notes to Financial Statements.

NOTE 1 - ORGANIZATION
Mutual Funds Investment Company, Inc. (the Company) is a securities broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA).

NOTE 2 - ACCOUNTING POLICIES
Cash and cash equivalents include cash on deposit in banks and money market mutual funds.

The firm uses the accrual method of accounting.

Security transactions are recorded on settlement date. Equity mutual funds held as investments are carried at market value with the change in unrealized appreciation or depreciation included currently in operating income.

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net unrealized gain on equity mutual funds held as investments is the only temporary difference at December 31, 2010.

NOTE 3 - CAPITAL REQUIREMENTS
The firm is subject to the net capital rule of the Securities and Exchange Commission. The rule requires that the firm's ratio of "aggregate indebtedness", as defined, to "net capital", as defined, not exceed 15 to 1. At December 31, 2010, the firm's ratio of aggregate indebtedness to net capital was .01 to 1, and net capital was $214,459 as compared to the required minimum net capital of $5,000.

NOTE 4 - FAIR VALUE MEASUREMENT
All of the Company's assets and liabilities which are stated at fair value are valued in accordance with Level 1 criteria, as defined in FASB ASC 820. Level 1 value measurement uses quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 5 - BUSINESS ACTIVITIES
During 2010 the firm limited its business activities to the purchase, sale and redemption of shares of registered investment companies. Securities of customers were not accepted for safekeeping. The company does not routinely accept customers' funds and any funds sent to the Company, which consisted solely of checks payable to registered investment companies, were promptly remitted. The Company is therefore exempt from the customer reserve requirements of SEC Rule 15c3-3 under Section (k)(1).

NOTE 6 - CASH
At December 31, 2010, cash included $100,980 invested in the T. Rowe Price Summit Fund, a money market mutual fund.

NOTE 7 - USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted auditing standards requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 8 - DIVIDEND
The Company has declared a cash dividend of $25,000 payable in February 2011.

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Mutual Funds Investment Company, Inc.
Washington, DC

In planning and performing our audit of the financial statements of Mutual Funds Investment Company, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Batthof & Company, P.C.

February 23, 2011
Washington, DC